UniCredit Group


CHAMPIONS
LEAGUE
UniCredit
official sponsor

File No. 82 - 3185



10015405

Messrs.
UNITED STATES SECURITY AND
EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington D.C. U.S.A.

Milan, March 19th, 2010

Unicredito Italiano

SUPPL

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of the Notice of the Calling the Ordinary and Extraordinary Shareholders Meeting of UniCredit S.p.A. , which will be published in the Official Gazette of the Italian Republic on March 20th , 2010.

The above Notice will be also published in the "Il Sole 24 Ore", "Milano Finanza", (Italian edition) , in the "Financial Times" (European edition), in the "Frankfurter Allgemeine Zeitung" (German edition) on March 20th 2010.

With kindest regards, we remain,

Yours faithfully,

UniCredit S.p.A.
Direzione Generale

Corporate Affairs

mz

UniCredit S.p.A

Sede Sociale
Via A. Specchi, 16
00186 Roma

Direzione Generale
Piazza Cordusio
20123 Milano

Capitale Sociale € 9.648.314.240,50 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredit - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

3/23



UniCredit S.p.A. - Registered Office in Rome - Via A. Specchi, 16 - Head Office in Milan – Piazza Cordusio; Registered with the Roma Courts in the Companies Register, fiscal code and VAT number 00348170101; Registered in the Register of Banking Groups and Parent Company of the UniCredit Banking Group registered with code 3135.1 - Member of the Interbank Fund for Deposit Protection Capital: € 9,648,314,240.50, fully paid up.

The shareholders of UniCredit are hereby convened to an Ordinary and Extraordinary Shareholders' Meeting to be held on 20th April 2010 at 6.00 pm in Palazzo de Carolis, entrance Via A. Specchi, 16 Rome, and, if necessary, with regard to the extraordinary session, in second call, on 21st April 2010 at 9.00 am in the same location. If the necessary quorum is not reached, the Shareholders' Meeting is convened in second call for the ordinary session and in third call for the extraordinary session, **on 22nd April 2010 at 10.30 am in Viale Umberto Tupini, 180 Rome**, to discuss and to resolve on the following

AGENDA (*)

1. Presentation of the financial statement as at 31 December 2009, accompanied with the Directors' and Auditing Company's Reports; Board of Statutory Auditors' Report. Presentation of the consolidated financial statement;
2. Allocation of the net profit of the year;
3. Appointment of the Statutory Auditors, for the financial years 2010-2012, with term in office expiring on the date of the Shareholders' Meeting called to approve the 2012 financial statements;
4. Determination of the remuneration for the Statutory Auditors, for each year in office, in accordance with Clause 30 of the UniCredit's Articles of Association;
5. Redefinition of the compensation for the Chairman of the Supervisory Body ex D.Lgs 231/01;
6. Remuneration policy for the Group;
7. UniCredit Group Employee Share Ownership Plan 2010;
8. UniCredit Group Long Term Incentive Plan 2010.

Extraordinary Part

1. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of one year starting from the date of the shareholders' resolution, to increase share capital, with the exclusion of subscription rights, as allowed by section 2441.8 of the Italian Civil Code, for a maximum nominal amount of € 64,000,000 to service the exercise of options to subscribe to up to 128,000,000 ordinary shares in UniCredit of par value € 0.50 each, to be reserved for the Personnel of the Holding Company and of Group banks and companies who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the articles of association;
2. Delegation to the Board of Directors, under the provisions of section 2443 of the Italian Civil Code, of the authority to resolve, on one or more occasions for a maximum period of five years starting from the date of the shareholders' resolution, to carry out a free capita' increase, as allowed by section 2349 of the Italian Civil Code, for a maximum nominal amount of € 29,500,000 corresponding to up to 59,000,000 ordinary shares in UniCredit of par value € 0.50 each, to be granted to the Personnel of the Holding Company and of Group banks and companies, who hold positions of particular importance for the purposes of achieving the Group's overall objectives; consequent amendments to the articles of association.

The right to amend the agenda can be exercised pursuant to clause 11 of the Articles of Association.

Any dividend resolved upon by the Shareholders' Meeting will be paid out on 27 May 2010 with the ex-dividend date being 24 May 2010.

For the fifteen days prior to the meeting, the following documents will be filed at the company's registered office, its headquarters and Borsa Italiana S.p.A. as well as being available on the company's website (www.unicreditgroup.eu): the reports on the items on the agenda; the draft financial statements and the consolidated financial statements as at 31 December 2009; the reports of the Board of Directors, of the Board of Statutory Auditors and of the auditing company; the annual "Report on corporate governance and ownership structures" pursuant to Article 123 of Legislative Decree no. 58 of 24 February 1998 (Consolidated Law on Finance); and the disclosure about the allocation of financial instruments to UniCredit Group employees, drawn up in accordance with Article 114 of the Consolidated Law on Finance and Article 84 of the Issuers Regulation issued by Consob with Regulation no. 11971 of 14 May 1999 (Issuers Regulation). The company will send a notification about the documentation filed and shareholders will be able to obtain a copy.

Pursuant to current laws, regulations and the Articles of Association, permanent and stand-in statutory auditors are elected to the Board of Statutory Auditors from lists on which candidates are listed by being given a progressive number. The lists must be subdivided into two parts, one with 5 candidates for the role of permanent statutory auditor and one with 2 candidates for the role of stand-in statutory auditor. At least the first two candidates on the section of the list for permanent statutory auditors and at least the first candidate on the part for stand-in statutory auditors must be enrolled in the Roll of Accountants. No candidate - on the penalty of disqualification - can appear on more than one list.

The lists must be submitted to the registered office at least fifteen days prior to the date set for the first session of the meeting, which means before 5 pm on 6 April 2010, by sufficient shareholders to represent, at the time the lists are submitted, at least 0.50% of shares bearing voting rights for the Shareholders' Meeting. The lists must be published in two national newspapers, one of which is to be a business newspaper, by the same deadline set for the submission of the lists. Minority shareholders who have no connections with the shareholders concerned shall continue to have the option to take advantage of an extension in the deadline to present lists in those instances and using those procedures specified by current regulatory and other provisions.

In order to substantiate the ownership of the number of shares necessary for the presentation of lists, shareholders must present and/or deliver to the registered office, at the time the lists are filed, a copy of the notice of meeting issued by the broker holding the related accounts.

Along with the lists, shareholders' must also submit the following by the deadline indicated above:

- information regarding the shareholders that presented the list, indicating the percentage of the total equity investment held;

- the statement by the shareholders that do not hold a controlling or majority stake declaring that they have no links to the latter, as per Article 148, section 2, of the Consolidated Law on Finance and Article 144 of Consob's Issuers Regulation (no. 11971/99), having taken into consideration the recommendations issued by Consob in Communication no. DEM/9017893 of 26/2/2009;

- a comprehensive disclosure about the personal and professional characteristics of the candidates indicated on the list (CV) as well as a list of the management and control positions held in other companies pursuant to Clause 2400 of the Italian Civil Code and Article 148 of the Consolidated Law on Finance. The company must be promptly informed about any changes that occur prior to the date of the Shareholders' meeting.

- statements whereby the individual candidates irrevocably accept the position (subject to their election) and attest, under their responsibility, that there are no reasons for their ineligibility or incompatibility, and that they meet the professional experience, integrity and independence requirements provided for by current regulatory and other provisions and by the Articles of Association.

Any list that does not meet the aforementioned criteria shall be deemed not to have been filed.

The lists of candidates for the role of statutory auditor shall be published, in accordance with the provisions set out in law, at the company's registered office, at its headquarters and at Borsa Italiana S.p.A (the company managing the stock market), as well as being available on the company's website (www.unicreditgroup.eu).

Pursuant to Clause 12 of the Articles of Association and Clause 3 of the Regulations governing general meetings, the shareholders' meeting may be attended by those holders of ordinary shares who provide the company with a copy of the notice from the broker that is a member of the Monte Titoli (centralised electronic management company) network and that the broker, in accordance with the law, is required to provide. Pursuant to Clause 12 of the Articles of Association, the

communication from the broker must be submitted to the company at least two working days before the date of the relevant shareholders' meeting.

Shareholders who do not wish to attend the meeting in person can appoint someone to represent them. Pursuant to Clause 13 of the Articles of Association, "unless provided for otherwise by prevailing legislation relating to the delegation of voting powers, those entitled to attend the meeting may arrange to be represented by third parties that are not necessarily shareholders, in accordance with the provisions of Clause 2372 of the Italian Civil Code". To appoint a representative, it is acceptable to fill in the section at the end of the letter from the authorized intermediaries.

19,272,389,498 ordinary shares have been issued, with each one giving the right to one vote, except for the 476,000 own shares and the 967,564,061 for which UniCredit S.p.A. has a usufruct right, since voting rights have been suspended for these shares. Finally, pursuant to Clause 5, section 16 of the Articles of Association, no one entitled to vote may vote, for any reason whatsoever, for a number of shares exceeding 5% of the share capital bearing voting rights.

Dieter RAMPL

(CHAIRMAN OF THE BOARD OF DIRECTORS)

Shareholders are kindly invited to arrive earlier than the scheduled time in order to facilitate the preliminary proceedings and to commence the meeting on time.
Shareholders wishing not to attend personally can be represented by a proxy (more than one proxy for the same shareholder is not permitted). As provided for by Clause 13 of the company's Articles of Association, "except where otherwise governed by current laws on proxy voting, shareholders with the right to attend shareholders' meetings may be represented by third parties (whether shareholders or not), pursuant to section 2372 of the Italian Civil Code".

(*) *Convenience translation: the present translation is provided for information purposes only.*